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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:		Lauren Nguyen Juan Grana Michael Fay Tayyaba Shafique

	Re:	Caris Life Sciences, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 20, 2024 CIK No. 0002019410

Ladies and Gentlemen:

On behalf of our client, Caris Life Sciences, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated January 10, 2025 (the “Comment Letter”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1, as submitted to the Staff on December 20, 2024.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 3 to the Draft Registration Statement (“Amendment No. 3”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

February 7, 2025 Page 2

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your disclosure that FDA approval of MI Cancer Seek as a companion diagnostic was obtained in the fourth quarter of 2024. Please disclose when you intend to commercially launch MI Cancer Seek. Please also revise to clarify the timing of your submission of the Caris Assure for therapy application for approval from New York State's Clinical Laboratory Evaluation Program.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 7, 22, 103, 124, and 146.

Risk Factors

Our solutions may not perform as expected, and the results of our validation studies or our clinical trials may not support the launch or..., page 20

2.	We note your disclosure that the FDA included certain conditions of approval and limitations in the PMA approval letter for MI Cancer Seek. Please revise to discuss these conditions and limitations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 20.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

Molecular Profiling Services Revenue, page 111

3.	We note your response to prior comment 5 and your updated disclosure around increased adoption of MI Profile by ordering physicians. Please revise your discussion to describe whether the increase in clinical cases associated with MI Profile is a result of an increased effort by your sales team, or natural market acceptance. Your discussion should provide an investor with information on any known trends or uncertainties that would impact revenue from continuing operations. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 110.

4.	In addition, we note your sales team has grown from 185 employees at the end of 2020 to over 270. Please describe for us and in your filing, as appropriate, the extent to which any increase in your sales team contributed to the increase in clinical cases and revenue. Also, please describe for us the structure of your sales team and any metrics used to evaluate their performance and effectiveness related to clinical cases, and provide us this information.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sales organization grew significantly during 2020 and 2021, primarily to expand territorial sales coverage and capacity, but has not grown in the aggregate since the end of 2021. There were approximately 300 members of the sales organization at the end of 2021, compared to approximately 275 at the end of 2024. Accordingly, the Company believes that growth in its clinical case volume and molecular profiling services revenue during the periods described in the registration statement was not a result of an increase in the sales team but was due to increased market acceptance of MI Profile among the oncology community and, beginning in the first quarter of 2024, the broad commercial launch of Caris Assure. In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 137.

The Company also advises the Staff that the Company’s sales team is organized to provide coverage to various regions of the United States. The Company compensates its sales team with a combination of base salary and incentive compensation, where the potential incentive compensation generally comprises less than a majority of total compensation. Incentive compensation payouts are based on achievement of territorial goals, which vary based on geography, concentration of available customers, and performance of specific tasks, including time spent in customer-facing situations, adherence to provided budgets, and adherence to the Company’s compliance and other policies.

February 7, 2025 Page 3

5.	We note from your website the Caris POA has working groups across 13 oncology specialties. Please describe to us the extent to which you quantify clinical cases or revenue across any oncology specialties or any other type of classifications and provide us this information for the periods presented. If there is any such information, please tell us whether there is any related material information that would be required to be provided under Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that MI Cancer Seek and Caris Assure are solutions that apply across multiple tumor and cancer types. Further, the average selling prices for Caris Assure and MI Cancer Seek reimbursed by a particular payer are determined by the Company’s arrangements with that payer and do not materially differ by cancer type. For those reasons, the Company’s management does not quantify or monitor the number of clinical cases or revenue across oncology specialties or cancer type and does not use this information to assess performance. The Company has revised the disclosure on pages 105 and 106 accordingly.

6.	In addition, we note on page F-13 the table of major payers. Please briefly clarify the facts and circumstances related to these payers and the corresponding revenue, and provide any other information pursuant to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the three major payers disclosed on page F-13 are insurance payer groups and specifically, Medicare, Blue Cross Blue Shield and UnitedHealthcare. The Company respectfully advises the Staff that the facts and circumstances related to insurance payers, including Medicare, have been discussed on pages 105 and 106, and that such facts and circumstances are not unique to any specific payer group. For additional information related to these payers, please refer to the Company’s response to comment 12 further below.

Business

Our Market Opportunity and Vision for Leveraging Molecular Information, page 132

7.	We note your response to comment 8, including your disclosure on page 134 that you've assumed five tests for each trial participant, including one therapy selection test per standard of care, and your disclosure that “[a]ssuming approximately 25 Phase 1b trials progress to Phase 2 each year...with each trial having two partners per customary industry practice (a specialty lab and a distributable kit) and an average contract price of $10 million based on third-party industry research...and an average reimbursement per patient of $10,000 based on third-party industry research, [you] estimate the addressable U.S. market for commercial services that include identification of patients for approved therapies is approximately $300 million.” Please revise to clarify what you mean by “per standard of care” and disclose the “third-party industry research” referenced.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 131 through 134.

8.	Please revise to balance your total addressable market presentation here by disclosing that your revenues to date are primarily derived from molecular profiling services. Please also make corresponding revisions to your Summary section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 131.

Our Solutions, page 141

9.	We note your response to comment 9. We also note your disclosure on page 148 that “[i]n a validation study [you] conducted in collaboration with leading cancer centers analyzing nearly 12,000 patients with advanced cancer across 48 tumor types, nearly four out of 10 patients had at least one pathogenic or likely pathogenic CH variant among reportable clinical genes. The study found a median rate of CH variant classification of 17% for patients ranged from 65 to 69, 29% for patients aged 70 to 74, 33% for patients aged 75 to 79, and 50% for patients 80 years of age and older. High CH rates were notably detected in BRCA2, BRCA1, CHEK2, and ATM.” Please revise to disclose the date of the study and the leading cancer centers that you collaborated with to conduct the study.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147.

February 7, 2025 Page 4

HEME Assay, page 156

10.	Please revise to disclose the material terms of your exclusive license arrangement with Washington University in St. Louis, and file the license agreement as an exhibit to this registration statement. Please also revise to provide the p-values for the results of the 2021 study published by WashU and clarify whether you plan to submit the licensed assay for FDA approval or whether you intend to commercialize the assay as an LDT.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 to provide the p-values for the results of the 2021 study published by Washington University in St. Louis (“WashU”) and to clarify that if the Company determines to commercizlie the Heme assay, it anticipates initially doing so as an LDT.

The Company respectfully submits, however, that it does not believe that it is required to file the license arrangement with WashU (the “WashU Agreement”) under Item 601(b)(10) of Regulation S-K because the WashU Agreement was made in the ordinary course of the Company’s business, the Company’s business is not substantially dependent on the WashU Agreement, and the WashU Agreement does not otherwise fall under any of the categories of “material contract” specified under Item 601(b)(10)(ii).

The WashU Agreement Was Made in the Ordinary Course of Business

Item 601(b)(10)(ii) of Regulation S-K states that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more” of the specified categories contained in (A) through (D) of Item 601(b)(10)(ii), “in which case it shall be filed except where immaterial in amount or significance[.]” As described in Amendment No. 3, the Company operates a precision medicine business that has an initial focus on oncology and serves the clinical, academic, and biopharma markets. A core component of the Company’s strategy includes developing profiling solutions to capture and analyze molecular information from tissue and blood in a comprehensive manner. The Company regularly conducts research and development activities both in-house and through licensing contracts with biopharma partners and academic institutions to further this key strategy, and the Company has referenced the WashU Agreement, which relates to the licensing of an assay that is designed to detect and analyze hematological (blood) cancers, in order to provide investors with a specific example that the Company believes demonstrates its ability to execute on this aspect of its strategy. Since the WashU Agreement is such as ordinarily accompanies the kind of business that the Company conducts, the Company respectfully submits that pursuant to Item 601(b)(10)(ii) of Regulation S-K, such contract should be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories specified by the Item.

February 7, 2025 Page 5

The Company’s Business is Not Substantially Dependent on the WashU Agreement

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K identifies one of the specified categories of ordinary course contracts required to be filed as “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent[.]” The Company respectfully advises the Staff that the Company’s business is not substantially dependent on the WashU Agreement. The Company is in the early stages of internally validating the licensed assay and developing it for commercial launch. The Company entered into its arrangement with WashU in October 2024 and has not generated any revenue from the licensed assay to date. Although the Company believes that this assay, if successful, would further position the Company as a provider of choice for comprehensive molecular profiling solutions, the assay would principally serve as a complement to the Company’s existing tissue and liquid assay solutions, which the Company expects would remain its primary products and services. Accordingly, the WashU Agreement does not, and is not expected to, represent a “major part” of the products or services offered by the Company or concern patents, formulas, trade secrets, processes, or trade names upon which the Company’s business depends “to a material extent.” Furthermore, while the Company believes that if it were to lose its relationship with WashU, it could readily negotiate a new contract with another leading academic institution, the Company does not expect that the potential loss of its relationship with WashU and an inability to replace such relationship in a commercially reasonable manner would have a material impact on the Company’s overall business, financial condition, or results of operations, given the licensed assay has not historically contributed to the Company’s total revenue and is not expected to supplant the molecular profiling solutions that have generated the majority of the Company’s revenue to date. For the foregoing reasons, the Company does not believe it is substantially dependent on the WashU Agreement.

Filing of the WashU Agreement or Disclosure of its Material Terms is Not Required

As the Company does not believe it is substantially dependent on the WashU Agreement and the WashU Agreement does not fall under any of the other categories of “material contract” specified under Item 601(b)(10)(ii), the Company respectfully submits that it is not required under the provisions of Regulation S-K to file the WashU Agreement as an exhibit to the registration statement. The Company further submits that, for the same reasons, the Company does not consider the WashU Agreement to be material to its business such that a description of its material terms would be material to an investor’s understanding of the business. The Company advises the Staff that it will continue to evaluate in future periods the facts and circumstances of its licensing arrangement with WashU and, in the event the Company determines it is or has become substantially dependent on the WashU Agreement, or that such contract is or has otherwise become material to its business, will file the WashU Agreement as an exhibit and/or describe the material terms of such contract in subsequent filings as required by applicable Securities and Exchange Commission rules.

Consolidated Financial Statements of Caris Life Sciences, Inc.

Note 2. Summary of Significant Accounting Policies and Estimates, page F-8

11.	Please revise your disclosure to identify the legal structure of the Caris POA and to provide your accounting policies related to the Caris POA.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Caris POA, which is a network of cancer centers and research consortia, is not a legal entity. Membership in the Caris POA does not create rights or obligations of either party relevant to financial reporting. From time to time, the Company and/or its subsidiaries may enter into individual contracts with entities that are members of the Caris POA for research purposes, with the terms of such contracts being both entity- and transaction-specific. These contracts are evaluated and accounted for under the applicable accounting rules described in Note 2 to the financial statements starting on page F-7.

February 7, 2025 Page 6

12.	As it relates to each payer referred to on page F-13, please tell us:

•	the type of business represented by the payer;

•	whether the payer is the obligor of your services;

•	whether you, including Caris POA, have multiple contracts with the payer and, if so, how you considered ASC 606-10-25-9; and

•	whether the payer has access to your datasets and, if so, how you evaluated the existence of a performance obligation, as set forth in ASC 606-10-25-14 through 25-22.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the payers referred to on page F-13 are Medicare, Blue Cross Blue Shield, and UnitedHealthcare. These payers are insurance payer groups. Specifically, Blue Cross Blue Shield, and UnitedHealthcare represent groups of third-party commercial payers and their affiliates. For molecular profiling services performed by the Company, payment obligations are determined by the patient’s insurance coverage, the contract or arrangement between the payer and the Company, and the payer’s policy. The Company’s customers are patients, institutions, and hospitals. The Company receives payments from molecular profiling services from insurance and payers, which includes government and third-party commercial payers. The Company has revised the disclosure on page F-9 to clarify the above.

The Company also advises the Staff that the Company and its subsidiaries enter into contracts at the individual payer level within each payer group. As these contracts are not entered into with the Company’s customers, which, as noted above, are hospitals, institutions, and patients, the Company does not evaluate them under ASC 606-10-25-9. The Company has revised the disclosure on page F-9 to clarify the form of its contracts with customers under ASC 606.

The Company further advises the Staff that the payers do not have access to the Company’s datasets.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili, Esq.
of LATHAM & WATKINS LLP

cc:	(via email)

David D. Halbert, D.Sc. (h.c.), Chairman, Founder, and Chief Executive Officer, Caris Life Sciences, Inc.

Brian J. Brille, Vice Chairman and Executive Vice President, Caris Life Sciences, Inc.

Luke Power, Senior Vice President, Chief Financial Officer, and Chief Accounting Officer, Caris Life Sciences, Inc.

J. Russel Denton, Esq., Senior Vice President, General Counsel, and Secretary, Caris Life Sciences, Inc.

Alison Haggerty, Esq., Latham & Watkins LLP

Eric Blanchard, Esq., Cooley LLP

Divakar Gupta, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP